

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 9, 2007

Mr. Douglas P. Fletcher
Principal Financial Officer
Flow International Corporation
23500 – 64th Avenue South
Kent, Washington 98032

      RE: Form 10-K for the Fiscal Year ended April 30, 2006
              Forms 10-Q for the Quarters ended July 31, 2006 and October 31, 2006
              File No. 0-12448

Dear Mr. Fletcher:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended April 30, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Note 15- Commitments and Contingencies, page 58</u>

2. Based on your current disclosures concerning contingent liabilities we have certain questions. Specifically;

   - We note that on page 15, 18 and 67, you state that you do not believe that the outcome of the patent litigation will have a material adverse effect on your financial position, results of operations, or cash flows.   We also note the disclosures concerning the June 2002 incident and related contested insurance coverage. We also note that you do not believe that the outcome of this case will have a material effect on your financial position, results of operations, or cash flows. We assume this relates to some product liability issue. Please explain as requested in more detail below;
   - Further, we note your disclosures on page 66 concerning Product Liability. However, there is no definitive assessment, within the framework of SFAS 5, as to the potential for material adverse impact. Please elaborate on a possible enhancement of the conclusions related to product liability. See our more detailed request for information below;
   - We also note the disclosure on page 17, 37 and 66, wherein you state that "We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations and cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings." Please note that the probability of adverse effect should always consider changes in assumptions, or the effectiveness of strategies. Based on these criteria, we assume that these issues you are describing which *could* be material to the results of operations or cash flows, do not include the patent litigation or the June 2002 incident. Our assumption is based on the more definitive assertion regarding the remoteness of a material effect on operations and cash flows regarding those two issues. Please tell us whether our assumption is correct. If not please advise us in a comprehensive manner concerning these two issues. See our more detailed request for information below; and

- We note that the only contingencies you specifically identify are the patent litigation, the June 2002 incident, and the Product liabilities (in only a general sense), and both the patent litigation and the June 2002 incident are not material to financial position, results of operations and cash flow. Therefore we assume that the proceedings that *could* have a material impact on the results of operations are *not specifically identified*. Please explain this further, and if true, please provide us with a comprehensive description of those proceedings. Specifically, please provide us with detailed information, for any contingency, for which it is reasonably possible that there could be a material adverse impact on financial condition, results of operations, or cash flows.

In order for us to better understand your contingencies, we would also request additional information about them. Your response should not be limited to the following three issues, if there are others. Specifically:

June 2002 Incident

- Explain to us in detail the nature of the incident.
- Confirm to us the current status of this case;
- Tell us whether, notwithstanding indemnification, liability exists for any loss;
- Tell us whether you have accrued any amounts related to this incident;
- If so please provide us with a roll-forward for each year presented of the accrual, showing balances, amounts expensed and expenditures;
- Explain why the insurance carrier is contesting their obligations;
- Address anything you know about the fiscal health of the insurer and their ability to pay, if they are found to be obligated; and
- Provide us with the insurance, investigation and legal expenses recorded for this issue, for each period presented.

Patent Litigation

- Provide us with the legal expenses recorded for this issue, for each period presented. In this regard we note the substantial increase in your general and administrative expenses due in part to the increase in legal expenses related to patent litigation described on page 25;
- Confirm to us, as of the day of your response the current status of this case and whether you have accrued any amounts; and
- Quantify for us to the extent practicable the sales related to the contested patent for each period presented.

Product Liability, Other than the June 2002 Incident

- Describe for us any material product liability issues, other than the June 2002 Incident; and
- Address for us any relevant issues as described under in the bullet points under the June 2002 incident heading.

Note 18 – Operating Segment and Geographical Information, page 60

3. You reported total assets of negative $7.8 million in your Other International Waterjet segment that were revised to total assets of $2.9 million for 2006 in your amended Form 10-K report. The restated total assets for the Other International Waterjet segment still appear low in relation to the $38.7 million in external sales generated by this segment in 2006 and the historical total assets reported in this segment of $19.8 million in 2005 and $17.9 million in 2004. Please tell us in a comprehensive manner how you are able to generate $38.7 million in external sales on an asset base of less than $3 million. In your response please be sure to provide us with a summarized description of assets in the other International Waterjet segment. Please also discuss the number of days that receivables are outstanding, the inventory turnover, the fixed assets utilized, the cash balance and any other assets utilized by this segment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant